Exhibit 99.4(b)

EXHIBIT A

BOUNDARY MAP

EXHIBIT B

SCHEDULE OF GFA

EXHIBIT C

MASTER PLAN

(ON FILE IN SUPERVISOR'S OFFICE)

EXHIBIT D

Parking Requirements

The existing 1976 EAR for Beaver Creek stated that the ski area would be designed for 7,500 skiers per day and on peak demand days would accommodate approximately 9,000...An important objective of the Beaver Creek Development Plan would be to create a pedestrian core village which would be closely coupled to skiing...A key element in attaining these goals is to minimize the impact of the private automobile on land use and the environment in Beaver Creek...Vail Associates plans to provide a reception center and parking facilities at the entrance to the property restricting the majority of guest and employee cars to the base of the valley...Parking facilities would be linked to the village core by a mass transportation system consisting of a fleet of low emission mini-busses.

Parking for a total of 2100 automobiles is ultimately planned in three locations along State Highway 6. As development occurs, actual parking needs would be reviewed annually, no later than June 1, between Vail Associates, Inc. and the Forest Service, with adjustments being made for the following season.

This Exhibit is designed to fulfill this requirement in the 1976 EAR Master Plan for Beaver Creek.

The permittee will provide adequate public parking for those activities generally associated with the development, maintenance, and operation of a public summer/winter sports site on National Forest land. This includes, but is not limited to, parking for the day skier, day backpacker, overnight backpacker, employees of the permittee and its contractors, public conveyances, etc.

The purpose of this requirement is to provide the day skier with comparable convenience in access to National Forest lands as that which is provided the overnight guest. The location and amount of such parking will change as the base area develops and transportation systems improve.

The permittee shall make available to the Forest Service, data showing information on parking usage. Minimum data shall include:

1. Actual number of employees of the permittee for the past operating season and number expected for the coming operating season.

2. Average number and percent of day skiers during the past operating season. Data should show individual averages for weekdays and weekends.

3. Surveys reflecting the average number of persons/car.

  4. Actual number of contractors, subcontractors, or concessionaires' personnel expected to be employed during the coming operating season.

Annually, by August 1, the permittee will submit plans for Forest Service approval showing where and how the parking requirement will be provided. The plan will include a map showing all public parking provided by the permittee, capacity of lots, transportation system plans including mass transit and other related information.

1996/97 Winter Operating Plan: Beaver Creek Mountain

3302 Resort Facilities, Services, Buildings & Concessions on Private Land Skier related facilities at the Beaver Creek Resort for the 1996-97 season have been designed to accommodate an estimated 8,557 or more skiers on a peak day.

3302.01 Parking Facilities 1999-2000 ski season:

Parking Supply	Public		Employee
East Lot	580		70
West Lot	540		200
Confluence overflow			200
Tarnes			40
Municipal Services			41
Arrowhead	250		174
Village Hall			174
Villa Montagne	160
St James Place	92		45
Service Center	__________		_________
TOTAL	1,774	+	782	= 2,556